Exhibit 99.7

Consent of Independent Auditors

The Board of Directors

Theratechnologies Inc.

We consent to the use of our report dated February 7, 2012, on the financial statement which comprise the consolidated statements of financial position as at November 30, 2011 and November 30, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended November 30, 2011 and November 30, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, which is contained in this annual report on Form 40-F of Theratechnologies Inc. for the fiscal year ended November 30, 2011.

/s/    KPMG LLP

Chartered Accountants

February 8, 2012

Montréal, Canada